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                            [Letterhead of KPMG LLP]

                         Consent of Independent Auditors


The Board of Trustees and Shareholders
ElderTrust:

We consent to incorporation by reference in the registration statement (No. 333-80719) on Form S-8 (for the 1998 Share Option Incentive Plan), and the registration statement (No. 333-80717) on Form S-8 (for 1999 Share Option and Incentive Plan) of our report dated January 14, 2000, except as to note 5 which is as of March 21, 2000, related to the consolidated balance sheets of ElderTrust and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 1999 and the period from January 30, 1998 to December 31, 1998 and related financial statement schedules, included herein.

/s/ KPMG LLP

McLean, Virginia
May 8, 2000